SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

JAKKS Pacific, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

47012E106
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong) LLC

21/F Man Yee Building

68 Des Voeux Road, Central

Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,097,906 shares of Common Stock 1,063,553 shares of Common Stock issuable upon conversion of 4.875% Convertible Senior Notes due 2020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 5 of 10 Pages

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 3, 2015 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on September 29, 2015 ("Amendment No. 1"), by Amendment No. 2 filed with the SEC on October 27, 2015 ("Amendment No. 2"), by Amendment No. 3 filed with the SEC on December 27, 2016 ("Amendment No. 3"), by Amendment No. 4 filed with the SEC on January 27, 2017 ("Amendment No. 4") and by Amendment No. 5 filed with the SEC on November 8, 2017 ("Amendment No. 5," and the Original Schedule 13D as amended hereby and by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Shares"), of JAKKS Pacific, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $5,817,220 was paid to acquire the 1,097,906 Shares reported herein. A total of $8,035,225 was paid to acquire the $8,000,000 principal amount of 4.25% Convertible Senior Notes due 2018 (the "2018 Convertible Senior Notes") exchanged pursuant to that certain Exchange Agreement dated as of July 25, 2018 by and between the Issuer and Oasis II Fund (the "2018 Exchange Agreement"). A total of $9,559,859 was paid to acquire the $10,250,000 principal amount of 4.875% Convertible Senior Notes due 2020 (together with the 2018 Convertible Senior Notes, the "Convertible Senior Notes") reported herein.

A total of $8,000,000 aggregate principal amount of 2018 Convertible Senior Notes were exchanged for $8,000,000 aggregate principal amount of the 2018 Exchange Note (as defined in Item 4) pursuant to the terms and conditions of the 2018 Exchange Agreement.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 6 of 10 Pages

On July 25, 2018, Oasis II Fund and the Issuer entered into the 2018 Exchange Agreement, which provides for the exchange of $8,000,000 aggregate principal amount of the Issuer's existing 4.25% Convertible Senior Notes due 2018, which Oasis II Fund purchased in the market after June 28, 2018, for a Convertible Note due November 1, 2020 with an equal face value (the "2018 Exchange Note"). Interest on the 2018 Exchange Note, payable on each November 1 and May 1 until maturity, is at an annual rate of 3.25% if paid in cash and 5% if paid in stock.

The 2018 Exchange Note provides, among other things, that the initial conversion price is $3.103. The conversion price will be reset on November 1, 2018 and November 1, 2019 (each, a "reset date") to a price equal to 105% above the 5-day VWAP preceding the reset date, subject to certain exceptions and limitations as set forth in the 2018 Exchange Note. The Issuer may trigger a mandatory conversion of the 2018 Exchange Note if the market price exceeds 150% of the then conversion price for 20 consecutive days. Oasis II Fund may require repayment of the 2018 Exchange Note upon the occurrence of certain fundamental changes, as such term is defined in the 2018 Exchange Note. The 2018 Exchange Note also provides that (i) it is nontransferable for 12 months, (ii) until November 1, 2018 the Issuer may not issue any convertible securities unless its stock price exceeds $6.00 for 20 consecutive trading days, and (iii) in the event the Issuer repurchases its outstanding Convertible Senior Notes for cash and/or stock, the stock component is limited to the amount of stock equal to the short position of the holder of the Convertible Senior Notes being repurchased.

Until shareholder approval is obtained (which approval the Issuer is obligated to seek), limitations in place will prevent the Issuer from issuing to Oasis II Fund more than 19.9% of the Issuer’s pre-closing number of issued and outstanding Shares. Another limitation will limit Oasis II Fund’s ability to submit for conversion any part of the 2018 Exchange Note if the potential number of Shares issuable upon such conversion of the 2018 Exchange Note which, when added to all other Shares deemed to be beneficially owned by Oasis II Fund, would result in Oasis II Fund’s ownership of more than 9.99% of the Issuer’s issued and outstanding Shares. The Issuer has the discretion to repay the 2018 Exchange Note and accrued interest thereon in stock, in cash and/or in a combination thereof, provided that any payment in stock is contingent upon the satisfaction of certain equity conditions. Accordingly, the shares underlying the 2018 Exchange Note are not beneficially owned by the Reporting Persons.

Pursuant to the terms of a registration rights agreement entered into concurrently with the 2018 Exchange Agreement and the 2018 Exchange Note (the "2018 Registration Rights Agreement"), the Issuer agreed to provide Oasis II Fund with customary registration rights with respect to any potential Shares the Issuer determines to issue pursuant to the terms of the 2018 Exchange Note.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 7 of 10 Pages

The foregoing descriptions of the 2018 Exchange Agreement, 2018 Exchange Note and 2018 Registration Rights Agreement are qualified in their entirety by reference to the full text of the 2018 Exchange Agreement, 2018 Exchange Note and 2018 Registration Rights Agreement, which are referenced as Exhibits 5, 6 and 7 hereto, respectively (which are incorporated by reference to Exhibits 10.1, 10.2 and 10.3, respectively, to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 26, 2018).

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages hereto for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 29,169,913 Shares reported by the Issuer to be outstanding as of May 10, 2018, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the SEC on May 10, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares by Oasis II Fund during the past sixty days, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. In addition, Oasis II Fund entered into the 2018 Exchange Agreement as described in Item 4 on July 25, 2018. The transactions contemplated by the 2018 Exchange Agreement were consummated on July 26, 2018. The other Reporting Persons did not enter into any transactions in the Shares during the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On June 28, 2018, Oasis II Fund entered into a letter agreement (the "Blocker Letter Agreement") with the Issuer whereby Oasis II Fund is restricted from converting any 4.25% Convertible Senior Notes due 2018 and any 4.875% Convertible Senior Notes due 2020 to the extent any such conversion would result in Oasis II Fund or in any of its affiliates to beneficially own more than 9.99% of the outstanding Shares (the "Maximum Percentage"). Oasis II Fund may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice, provided that any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 8 of 10 Pages

Other than the holdings of the 4.875% Convertible Senior Notes due 2020, the Note, the 2018 Exchange Note, the Joint Filing Agreement, the Cooperation Agreement, the Exchange Agreement, the 2018 Exchange Agreement, the Registration Rights Agreement, the 2018 Registration Rights Agreement and the Blocker Letter Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 6:	Exchange Agreement, dated July 25, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on July 26, 2018)
Exhibit 7:	Note, dated July 26, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on July 26, 2018)
Exhibit 8:	Registration Rights Agreement, dated July 25, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on July 26, 2018)

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 26, 2018

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER

CUSIP No. 47012E106	SCHEDULE 13D/A	Page 10 of 10 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*

07/10/1028	(9,495)	3.16
07/10/2018	(136,000)	2.94
07/11/2018	(7,335)	2.90
07/12/2018	(39,600)	2.65
07/13/2018	(20,302)	2.60
07/16/2018	(17,461)	2.65
07/16/2018	(5,020)	2.60
07/17/2018	(13,800)	2.60
07/17/2018	(7,233)	2.55
07/18/2018	(30,092)	2.48
07/18/2018	(12,500)	2.47
07/19/2018	(7,714)	2.45
07/20/2018	(800)	2.39
07/23/2018	(23,687)	2.35
07/24/2018	(13,432)	2.35

*       Excluding commissions, SEC fees, etc. (rounded to nearest cents).